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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49005

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sentinel Brokers Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

102 Xanadu Place
(No. and Street)

Jupiter	FL	33477
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Lawless	561-406-2242	jlawless@sentinelbrokers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road #218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joseph Lawless, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sentinel Brokers Company, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida
County of Palm Beach

Signature: [signature]

Title: CEO

[signature]

Notary Public
This 1rst day of April 2024

JESSIE PIQUION
Notary Public, State of Florida
Commission# HH 154129
My comm. expires July 15, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditors' Report Thereon

For the Year-Ended December 31, 2023

Sentinel Brokers Company, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditors' Report Thereon

For the Year-Ended December 31, 2023

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of **Sentinel Brokers Company, Inc.**:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Sentinel Brokers Company, Inc.** (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation of Aggregated Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission and Supplemental Schedules Required by Rule 17a-5 Statement Related to Exemptive Provision (Possession and Control) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation of Aggregated Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission and Supplemental Schedules Required by Rule 17a-5 Statement Related to Exemptive Provision (Possession and Control) as of December 31, 2023 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Sentinel Brokers Company, Inc.'s** auditor since 2018.
Margate, Florida
April 1, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

2

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2023

ASSETS		
Current assets:		
Cash	$	2,057,883
Receivable from clearing organization		61,360
Marketable securities at fair value		83,555
Prepaid expenses and other current assets		25,986
Total current assets		2,228,784
Property and equipment, net		3,668
Total assets	$	2,232,452
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	$	307,801
Accrued payroll		83,628
Due to related parties		295,428
Securities on margin loan		48,280
Revolving line of credit, related party		280,340
Promissory note, related party		1,020,444
Total current liabilities		2,035,921
COMMITMENTS AND CONTINGENCIES (Note 5)		
Stockholders' equity		
Common stock, $0.00 par, 1,000 shares authorized, 100 shares issued and outstanding on December 31, 2023		-
Preferred stock (no series), $0.00 par, 985 shares authorized, 0 shares issued and outstanding on December 31, 2023		-
Series A Preferred stock, $0.00 par value; 15 shares authorized, 14 shares issued and outstanding on December 31, 2023		1,364,412
Additional paid-in capital		1,564,724
Accumulated deficit		(2,732,605)
Total stockholders' equity		196,531
Total liabilities and stockholders' equity	$	2,232,452

The accompanying notes are an integral part of this financial statement.

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Operations
For the Year Ended December 31, 2023

Revenue:		
Commissions	$	625,332
Proprietary net trading losses		(1,614,486)
Riskless principal net trading gains		1,016,120
Total revenue		26,966
Costs and expenses:		
Payroll and related costs		1,182,280
Trade clearing costs		487,968
Trade processing fees		220,352
Dues and subscriptions		138,377
Other operating expenses		47,744
Depreciation		1,262
Professional fees		53,451
Total costs and expenses		2,131,434
Operating loss		(2,104,468)
Other income (expense):		
Interest income		23,114
Provision for credit losses		(38,866)
Interest expense		(103,394)
Loss from operations before income taxes		(2,223,614)
Income tax expense		(4,859)
Net loss	$	(2,228,473)

The accompanying notes are an integral part of this financial statement.

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net Loss	$	(2,228,473)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1,262
Provision for credit losses		38,866
(Increase)/Decrease in Current asset		
Receivable from clearing organization		232,923
Prepaid expenses and other current assets		(14,666)
Marketable securities		(83,555)
(Decrease) increase in Current liabilities:		
Accounts payable and other current liabilities		353,848
Accrued payroll		(128,603)
Income taxes payable		(81,136)
Net cash used in operating activities		(1,909,534)
Cash flows from investing activities:		
Purchases of property, plant, and equipment		(4,359)
Net cash used in investing activities		(4,359)
Cash flows from financing activities:		
Payments of promissory note, related party		(5,582)
Net cash used in financing activities		(5,582)
Net decrease in cash		(1,919,475)
Cash and cash equivalents at beginning of year		3,977,358
Cash and cash equivalents at end of year	$	2,057,883

Supplemental Disclosure of Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2023:

Cash paid for interest	$	109,000
Cash paid for income taxes	$	81,136

The accompanying notes are an integral part of this financial statement.

5

Sentinel Brokers Company, Inc.
<u>Financial Statements</u>
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

	Common Stock		Preferred Stock		Series A Preferred Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2022	100	$ -	-	-	14	1,364,412	$1,564,724	$ (504,132)	$ 2,425,004
Net income	-	-	-	-	-	-	-	(2,228,473)	(2,228,473)
Balance, December 31, 2023	100	$ -	-	$ -	14	1,364,412	$1,564,724	$ (2,732,605)	$ 196,531

The accompanying notes are an integral part of this financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Sentinel Brokers Company, Inc. (the "Company") began business on January 1, 1996. The Company is primarily engaged in acting as an intermediary facilitating the trading of Municipal Bonds and Preferred Stocks between institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2023.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, conforming to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

The provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification *ASC Topic 606, Revenue from Contracts with Customers ("Topic 606")*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which the company expects to be entitled in exchange for those goods or services.

Commissions

The Company has adopted *ASC Topic 606, Revenue from Contracts with Customers ("Topic 606")*. The Company buys and sells bond and equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counter party and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified and the pricing is agreed upon.

Proprietary net trading gains and losses

Proprietary securities transactions in trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on the trade date basis. The net trading gain / (loss) is recorded under revenue in accordance with ASC Topic 940, Financial Services-Brokers and Dealers, since it is not within scope of the new revenue recognition guidance ASC 606 "Revenue from Contracts with Customers".

Riskless principal trading gains and losses

The Company generates revenue on a riskless principal transaction basis or municipal bond trades. The Company records this revenue on a trade date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing broker remits its monthly statements. The net trading gain / (loss) is recorded under revenue in accordance with ASC Topic 940, Financial Services-Brokers and Dealers, since it is not within scope of the new revenue recognition guidance ASC 606 "Revenue from Contracts with Customers.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is recorded on a straight-line basis and accelerated basis over the estimated useful life of the related assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the economic life of the improvements or the term of the lease.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalent and marketable securities. The Company maintains cash balances with a commercial bank and cash, money market funds and securities with a brokerage firm. At times amounts with the bank exceeded Federal Deposit Insurance Corporation limits. As of December 31, 2023, the Company has approximately $1,558,000 cash in excess of FDIC limit. The amounts at the brokerage firm are covered up to Securities Investor Protection Corporation ("SIPC") limits.

The responsibility for processing customer activity rests with Hilltop Securities, Inc. ("Hilltop"). The Company's clearing and execution agreement provides that Hilltop's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Hilltop records customer transactions on a settlement date basis, which is generally two business days after the trade date. Hilltop is therefore exposed to risk and loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Hilltop may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Hilltop is charged back to the Company.

The Company, in conjunction with Hilltop, controls off-balance-sheet risk by monitoring the market value and marketing securities to market on a daily basis and by requiring adjustments of collateral levels. Hilltop establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statement in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses and expenses. Actual results could vary from the estimates management uses.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than three months that are not held for sale in the ordinary course of business. No cash balances subject to withdrawal restrictions or held as compensating balance.

Income Taxes

Effective May 12, 2021, the Company elected to be taxed as an "C" Corporation for federal and state income tax purposes. The Company is subject to federal and state income taxes. The Company accounts for income taxes under the provisions of ASC 740, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

In accordance with ASC 740, Accounting for Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the accrual of any interest and penalties to recognized tax benefits in income tax expense. At December 31, 2023 the Company did not have any unrecognized tax benefits or liabilities. No interest or penalties were recognized during the period. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. **FAIR VALUE**

FASB ASC 820 Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

● Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets.

● Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

● Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an equity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bonds, or single-name credit default swap spread and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 of the fair value hierarchy.

Assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Exchange-Trading Equity Securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise, they are in level 2 of the fair value hierarchy.

Exchange-Traded Equity Securities – Securities on Margin Loan Securities on margin loan are securities sold which are borrowed from the clearing broker (Hilltop). Generally valued based on quoted prices from the exchange. To the extent these securities are actively traded valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise, they are in level 2 of the fair value hierarchy.

The following table presents information about the Company's financial assets and liabilities measured at fair value as of December 31, 2023

	Level 1	Level 2	Level 3	Total
Exchange-Traded Equity Securities Marketable Securities	$ 83,555	$ -	$ -	$ 83,555
Securities on Margin Loan	(48,280)	-	-	(48,280)
Total Exchange-Traded Equity Securities, net	35,275	-	-	35,275
Long Positions	83,555	-	-	83,555
Short Positions	(48,280)	-	-	(48,280)
Total financial assets and liabilities at fair value, net	$ 35,275	$ -	$ -	$ 35,275

3. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Hilltop. Hilltop carries all of the accounts of such customers and maintains and preserves such books and records.

4. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c-3 -1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of approximately $150,235 which was approximately $14,507 in excess of its required net capital of $135,728. The Company had an approximate percentage indebtedness to net capital of 1355.16% as of December 31, 2023.

5. COMMITMENTS AND CONTENGICIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

6. RELATED PARTY DEBT

On May 13, 2021, and later amended in April 2022, the Company entered into a revolving credit promissory note ("Revolving Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The revolving note has an aggregate principal balance up to $3,000,000, to be funded at request of the Company and incurs interest at a rate of 6.65%, payable in areas until the principal is paid in full at the maturity date of May 13, 2023. This revolving credit promissory note was later replaced by two promissory notes. The first promissory note ("Note 1") was dated March 9, 2022 in the amount of $150,000 with interest at 8% per annum, maturing on March 9, 2024. The outstanding principal and interest as of December 31, 2023 was $150,000 and $3,067, respectively. The second promissory note ("Note 2") was dated June 17, 2022 in the amount of $124,723 with interest at 8% per annum, maturing on June 17, 2024. The outstanding principal and interest as of December 31, 2023 was $124,723 and $2,550, respectively. On February 27, 2024, $278,203 of the outstanding balance on the revolving line of credit, related party was converted to 39.74 shares of the Company's common stock.

On October 20, 2022 the Company entered into a promissory note ("Promissory Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The promissory note has an aggregate principal balance up to $1,000,000, and interest at 8% per annum. The promissory note is due on demand and if no demand is made, all principal and unaccrued interest is due April 20, 2023, later amended to extend the maturity date to July 17, 2024. As of December 31, 2023 and there was $1,000,000 of principal and approximately $20,000 of unpaid interest outstanding. On January 22, 2024, the Board of Directors of the Company voted to convert $1,003,557 of the promissory note, related party owed to Sentinel Brokers, LLC. into 143.36 shares of common stock of the Company.

7. EQUITY

In September 2022, the Company amended is Certificate of Incorporation to allow the Company to issue 1,200 shares, with no par value, consisting of 200 shares of Common Stock, with no par value, 985 shares of Preferred Stock, with no par value, and 15 shares of Series A Preferred Stock, no par value. The Series A Preferred Stock, in the case of a Company liquidation event shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to other holders. The Series A Preferred Stock does not have voting rights. In 2022, the Company issued 14 preferred shares to Sentinel Brokers, LLC., a related party and majority shareholder, at a face value of $100,000 per share for a total of $1,364,412.

On January 22, 2024, the Company amended its Certificate of Incorporation to increase the total number of authorized shares the Corporation shall have the authority to issue by amending the number of authorized shares of common stock from 200 shares to 1,000 shares of common stock. Therefore, the Company will have 2,000 shares of capital stock, of which 1,000 shares are designated as common stock, no par value and 1,000 shares are designated Preferred Stock, with no par value, of which 15 shares are designated Series A Preferred Stock.

8. INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits which are not expected to be realized.

The following is a summary of the components giving rise to the income tax provision (benefit) for the year ended December 31, 2023:

The expense for income taxes consists of the following:

Current:		
Federal	$	4,859
State		-
Total		4,859
Deferred:		
Federal		-
State		-
Total		-
Total Tax Expense	$	4,859

Individual components of deferred tax assets and liabilities are as follows:

Deferred Income Tax Assets		
A/R allowance	$	9,851
Unrealized Gain/Loss		(8,940)
Net Operating Loss & other Carryforwards		560,843
Gross Deferred Tax Assets		561,753
Less: Valuation Allowance		(560,823)
Net Deferred Tax Assets	$	930
Deferred Tax Liabilities:		
Fixed Assets		(930)
Total Non-Current Deferred		(930)
Net Deferred Income Tax Assets	$	-

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the year ended December 31, 2023 the Company recognized no interest and penalties.

At December 31, 2023, the Company has $2,212,835 in federal net operating loss carryforwards ("NOLs"), available to reduce future taxable income. Under the provisions of the Internal Revenue Code, the net operating losses are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The tax years 2020-2023 generally remain open to examination by major taxing jurisdictions to which the Company is subject.

9. RELATED PARTY TRANSACTIONS

As of December 31, 2023, the Company was owed approximately $38,865 from its CEO for items the Company purchased on his behalf. As of December 31, 2023, a provision for loan losses has been placed on this receivable.

On May 13, 2021, and later amended in April 2022, the Company entered into a revolving credit promissory note ("Revolving Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The revolving note has an aggregate principal balance up to $3,000,000, to be funded at request of the Company and incurs interest at a rate of 6.65%, payable in areas until the principal is paid in full at the maturity date of May 13, 2023. This revolving credit promissory note was later replaced by two promissory notes. The first promissory note ("Note 1") was dated March 9, 2022 in the amount of $150,000 with interest at 8% per annum, maturing on March 9, 2024. The outstanding principal and interest as of December 31, 2023 was $150,000 and $3,067, respectively. The second promissory note ("Note 2") was dated June 17, 2022 in the amount of $124,723 with interest at 8% per annum, maturing on June 17, 2024. The outstanding principal and interest as of December 31, 2023 was $124,723 and $2,550, respectively. On February 27, 2024, $278,203 of the outstanding balance on the revolving line of credit, related party was converted to 39.74 shares of the Company's common stock.

On October 20, 2022 the Company entered into a promissory note ("Promissory Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The promissory note has an aggregate principal balance up to $1,000,000, and interest at 8% per annum. The promissory note is due on demand and if no demand is made, all principal and unaccrued interest is due April 20, 2023, later amended to extend the maturity date to July 17, 2024. As of December 31, 2023 and there was $1,000,000 of principal and approximately $20,000 of unpaid interest outstanding. On January 22, 2024, the Board of Directors of the Company voted to convert $1,003,557 of the promissory note, related party owed to Sentinel Brokers, LLC. into 143.36 shares of common stock of the Company.

In May of 2023, the Company transacted on 75,000 shares of Lucy Scientific Discovery Inc. (NADQ: LSDI), on behalf of LiquidValue Development Pte. Ltd. ("LVD"). At December 31, 2023, the Company owed LVD $136,607 from the sale of these shares and is recorded as Due to related parties on the accompanying balance sheet. Mr. Heng Fai Ambrose Chan serves on the board of directors of the Company and LVD.

DSS, Inc., the majority shareholder of the Company via its subsidiary, DSS Securities, Inc., periodically throughout 2023 paid certain payroll and benefits related cost of the Company. As of December 31, 2023, the Company recorded a liability of $158,821 which is included in Due to related parties on the accompanying balance sheet as of December 31, 2023.

10. SUBSEQUENT EVENTS

On January 22, 2024, the Board of Directors of the Company voted to convert $1,003,557 of the promissory note, related party owed to Sentinel Brokers, LLC. into 143.36 shares of common stock of the Company. On February 27, 2024, $278,203 of the outstanding balance on the revolving line of credit, related party was converted to 39.74 shares of the Company's common stock.

On January 22, 2024, the Company amended its Certificate of Incorporation to increase the total number of authorized shares the Corporation shall have the authority to issue by amending the number of authorized shares of common stock from 200 shares to 1,000 shares of common stock. Therefore, the Company will have 2,000 shares of capital stock, of which 1,000 shares are designated as common stock, no par value and 1,000 shares are designated Preferred Stock, with no par value, of which 15 shares are designated Series A Preferred Stock.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2023

Sentinel Brokers Company, Inc.
Supplemental Schedules Required by Rule 17a-5
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation of Aggregated Indebtedness
As of and for the year ended December 31, 2023

Computation of Net Capital

Total Stockholders' equity:		$	196,531
Deduct stockholders' equity not allowable for Net Capital			-
Total capital and allowable subordinated liabilities			196,531
DEDUCT:			
Non-allowable asset - property, plant and equipment, net	3,668		
Non-allowable asset - prepaid expenses and other current assets	25,986		
Total			(29,654)
Net Capital before haircuts on securities positions		$	166,877
Haircuts on securities (computed where applicable pursuant to 15c3-1(f))			(16,642)
Net Capital		$	150,235

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	135,728
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed	$	100,000
Net capital requirement	$	135,728
Excess net capital	$	14,507
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital	$	(53,357)

Computation of Aggregate Indebtedness

Current liabilities from Balance Sheet	2,035,921
Total aggregate indebtedness	2,035,921
Percentage of aggregate indebtedness to net capital	1355.16%
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	0.00%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA amended focus report filed in April 1, 2024.

Sentinel Brokers Company, Inc.
Supplemental Schedules Required by Rule 17a-5
Statement Related to Exemptive Provision (Possession and Control)
As of and for the year ended December 31, 2023

Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. The name of the clearing firm is Hilltop Securities.

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2023

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM
For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:	
MEMBER NAME	*SEC No.*
SENTINEL BROKERS COMPANY INC	8-49005
For the fiscal period beginning 1/1/2023 and ending 12/31/2023	

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$72,177.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.	$12,230.00	
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		
3	Add lines 1 and 2h		$12,230.00
4	Deductions:		$84,407.00
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$76,260.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		



REPORT ON SIPC ASSESSMENT RECONCILIATION (continued)
For the year ended December 31, 2023

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM
For the fiscal year ended 12/31/2023

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**		$76,260.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**		$8,147.00
8		Multiply line 7 by .0015. This is your **General Assessment.**		$12.00
9		Current overpayment/credit balance, if any		$0.00
10		General assessment from last filed 2023 SIPC-6 or 6A		$1,011.00
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$0.00	
	b	Any other overpayments applied	$0.00	
	c	All payments applied for 2023 SIPC-6 and 6A(s)	$1,011.00	
	d	Add lines 11a through 11c		$1,011.00
12		**LESSER** of line 10 or 11d.		$1,011.00
13	a	Amount from line 8	$12.00	
	b	Amount from line 9	$0.00	
	c	Amount from line 12	$1,011.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**		($999.00)
14		Interest (see instructions) for 1 days late at 20% per annum		$0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.		$0.00
16		Overpayment/credit carried forward (if applicable)		($999.00)

SEC No. 8-49005	*Designated Examining Authority* DEA: FINRA	*FYE* 2023	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	SENTINEL BROKERS COMPANY INC 102 XANADU PLACE JUPITER, FL 33477		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SENTINEL BROKERS COMPANY INC	JOSEPH MATHEW LAWLESS
(Name of SIPC Member)	(Authorized Signatory)
3/1/2024	jlawless@sentinelbrokers.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

16

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Stockholders
of **Sentinel Brokers Company, Inc.:**

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **Sentinel Brokers Company, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Sentinel Brokers Company, Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) **Sentinel Brokers Company, Inc.** stated that **Sentinel Brokers Company, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **Sentinel Brokers Company, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to **Sentinel Brokers Company, Inc.**; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sentinel Brokers Company, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Sentinel Brokers Company, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
April 1, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Sentinel Brokers Company, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange
Commission**

For the Year-Ended December 31, 2023

April 01, 2024

To Whom it May Concern:

Sentinel Brokers Company, Inc.'s; EXEMPTION REPORT

Sentinel Brokers Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R., 240.17a-5, "Reports to be made by certain broker-dealers"). This exemption report was made as required by 17 C.F.R., 240.17a-S(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R., 240.15c3-3 under the provisions of 17 C.F.R, 240.15c3-3(k)(2)(ii);

2) The Company met the identified exemption provision in 17 C.F.R, 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

3) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) proprietary trading and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Joseph Lawless, swear that, to the best of my knowledge and belief: this Exemption Report is true and correct.

Joseph Lawless

Joseph Lawless, President

19